Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-125502, 333-116141 and 333-109779 on Form S-8 of our report dated June 29, 2007, relating to the financial statements of Citadel Broadcasting Company 401(k) Retirement Savings Plan, (which report expresses and unqualified opinion and includes an explanatory paragraph referring to the adoption of FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), appearing in this Annual Report on Form 11-K of Citadel Broadcasting Company 401(k) Retirement Savings Plan for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Los Angeles, California

June 29, 2007